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WILLIAM J. BIELEFELD

william.bielefeld@dechert.com +1 202 261 3386 Direct +1 202 261 3333 Fax

July 24, 2025

Ken Ellington

U.S. Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549-0504

Re:	Antares Strategic Credit Fund II LLC File No: 000-56750

Dear Mr. Ellington:

We are writing in response to a comment provided on July 18, 2025 with respect to the registration statement on Form 10 filed with the Securities and Exchange Commission (the “SEC”) on May 22, 2025 (the “Registration Statement”) on behalf of Antares Strategic Credit Fund II LLC (the “Fund”), a closed-end management investment company that intends to elect to be treated as a business development company (“BDC”). Any changes to the Registration Statement noted below will be reflected in a subsequent submission of the Registration Statement. The Fund has considered your comment and has authorized us, on its behalf, to make the response discussed below. Capitalized terms have the meanings attributed to such terms in the Registration Statement.

On behalf of the Fund, set forth below is the SEC Staff’s comment along with our response to or any supplemental explanations of such comment, as requested.

Accounting Comments

Comment 1.         The Fund discloses cash and cash equivalents on the Statement of Assets and Liabilities. Regulation S-X 6-04.4 requires disclosure of cash on the Statement of Assets and Liabilities, which includes cash and demand deposits. Investments in securities of unaffiliated issuers (including money market funds) should be disclosed on a different line item in accordance with Regulation S-X 6-04.1. Please update the disclosure going forward.

Response 1.         The Fund confirms the disclosure in the Statement of Assets and Liabilities will be updated accordingly going forward.

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If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (202) 261-3386.

Sincerely,

/s/ William J. Bielefeld
William J. Bielefeld

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